September 24, 2009

United States
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C 20549
Attn: Eric Envall

Re:	Smithtown Bancorp, Inc. Form 10-K and Form 10-K/A for December 31, 2008 Definitive Proxy Statement filed March 12, 2009 Form 10-Q for fiscal quarter ended June 30, 2009 File Number 000-13314

Dear Mr. Envall:

We are providing the following responses to the Staff’s letter dated August 6, 2009 with respect to the above referenced filings.  The Company’s responses are keyed to the staff’s comments, which are also reprinted below.  Please note that the numbers referred to in comments 1 and 2 should all be thousands, not millions.

Form 10-Q for the fiscal quarter ended June 30, 2009
Consolidated Statement of Income, page 4

1.
We note the $255 million net impairment loss recorded in your statement of income.  We also note on your statement of income, a total impairment gain of $41 million and a $296 million gain recognized in other comprehensive income.  On page 15, you state you recorded $622 million of OTTI losses in other comprehensive income during the period.  As such, the $296 million gain presented as other comprehensive income in the statement of income does not agree with the $622 million loss discussed on page 15.  Please explain to us the reason for this difference and revise future filings to clarify.

Response:

The $296 thousand gain presented as other comprehensive income in the statement of income is correct for both the quarter to date and year to date numbers.  The Company adopted FASB Staff Position (FSP) No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, effective April 1, 2009.  As such, only the second quarter change in OTTI was reported for the quarter to date and year to date number in the statement of income.  In our footnote on page 15, we attempted to explain the actual component changes in fair value for the year to date through June 30, 2009.  The components were an $877 thousand reduction in fair value of which $622 thousand was recognized in other comprehensive income and $255 thousand was recognized in income, gross of tax.  We see how this presentation combined with the implementation of a new accounting standard might be confusing and will revise the footnote in future filings to be more clear as detailed later in this letter.

Note 9 – Investments, page 12

2.
On the top of page 16 you state through the period ended March 31, 2009, you recognized cumulative other-than-temporary impairment charges of $865 million for various securities.  Please tell us where this is disclosed in your Form 10-Q as of March 31, 2009 as we could not find any disclosure on this matter in the financial statements or footnote disclosures.

Response:

The cumulative other-than-temporary impairment charges are referring to cumulative charges since the time of initial impairment in 2008 through March 31, 2009.  The $865 thousand charge to earnings was taken in the fourth quarter of 2008.  We see how this presentation might be confusing and will revise the footnote in future filings to be more clear.

Regarding both comments 1 and 2, future filings will be revised in a format similar to the following example using the June 30, 2009 quarter and year to date numbers.

The Company adopted the FASB Staff Position (FSP) No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, effective April 1, 2009.  The Company had recognized cumulative other-than-temporary impairment in prior periods of $865 for various securities.  As a result of implementing the new standard, the Company reversed $312, net of tax of $175, for the non-credit portion of the prior period cumulative OTTI charge.  The adoption was recognized as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income $312, net of tax of $175, as of April 1, 2009.  As a result of implementing the new standard, the amount of OTTI recognized in income for the quarter and year to date was $255, gross of tax.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bradley E. Rock

Bradley E. Rock
Chairman, President and Chief Executive Officer